FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

Report of a Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month(s) of: August 31, 1998


NEWCOURT CREDIT GROUP INC.

BCE Place, 181 Bay Street
Suite 3500, P.O. Box 827
Toronto, Ontario
Canada, M5J 2T3


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  August 31, 1998

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary



News Release


For immediate release

Trading Symbol:  NCT       Contact:Robyn Matsumoto
Exchange Listings: Toronto         Corporate Communications
                   Montreal        (416) 594-2400
                   New York

      Newcourt Capital underwrites US$112.5
        million to finance purchase
     of Boston-area energy plant by Advanced
                Energy Systems, Inc.

New York, New York, August 31, 1998 - Newcourt
Capital today announced that it has underwritten a US$112.5 million senior term loan facility to support the purchase of Medical Area Total
Energy Plant, Inc. (MATEP) by Advanced Energy
Systems, Inc., a subsidiary of Commonwealth
Energy System (NYSE:CES).

Purchased June 1, 1998 from the President and
Fellows of Harvard College for US$147 million,
MATEP is the largest non-utility energy system in New England.

MATEP is a dual-fueled, multi-asset, co-generation facility located in Boston's Longwood
Medical Area. It is the primary supplier of electricity, steam and chilled water to three of Harvard's professional schools, as well as five neighboring renowned teaching hospitals -
Children's Hospital Medical Center, Dana Farber
Cancer Institute, Brigham and Women's Hospital,
Beth Israel Deaconess Medical Center, and Joslin
Diabetes Center.

"Advanced Energy Systems was looking for true non-recourse project financing," said Daniel
Morash, Managing Director of Newcourt Capital's
Global Project Finance Unit. "We designed a long-term financing structure that was attractive not only to our customer, but also to our funding partners, Pacific Life Insurance Company and
Mutual of Omaha Life Insurance Company."

The financing took the form of 23-year term notes issued by MATEP on August 26, 1998, and is secured by long-term contracts between the energy plant and its customers.

"We were looking for a financing partner that could provide a tailored structure in a short timeframe, and that offered direct access to long-term funds," said Leonard Devanna,
President, Advanced Energy Systems, Inc.
"Newcourt provided a solution that more than met our objectives and gave us access to leading institutional investors."

"This project further develops Newcourt Capital's presence in the US energy sector, a key market for our Global Project Finance Unit," commented
David McKerroll, President, Newcourt Capital.
"Advanced Energy Systems is the kind of forward-looking, innovative company we seek to partner with. MATEP represents the energy service model for the future, and the quality of its customers will ensure the long-term viability of this project."

Commonwealth Energy System, based in Cambridge,
Massachusetts, is a US$1 billion holding company with subsidiaries including Advanced Energy
Systems, COM/Electric, COM/Gas, COM/Energy Steam,
COM/Energy Marketing, and COM/Energy
Technologies. Advanced Energy Systems, Inc. is an unregulated subsidiary of Commonwealth Energy
System and is now the largest non-utility total energy provider in New England.

Newcourt Capital is a leader in corporate finance, providing specialized asset-based financing to the corporate, government and institutional markets for capital acquisitions and infrastructure development. Newcourt Capital, together with Newcourt Financial and Newcourt
Services forms Newcourt Credit Group, one of the world's leading sources of asset-based financing with owned and managed assets of US$23.1 billion
(Cdn$34.0 billion) and a global capability in 24 countries.


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